SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: July 2023 (Report No. 9)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is Nano Dimension Ltd.’s (the “Registrant”) Notice of an Annual General Meeting of Shareholders, Proxy Statement, Proxy Card and Voting Instruction Form (which will be sent to holders of the Registrant’s American Depositary Shares by The Bank of New York Mellon) for the Annual General Meeting of Shareholders to be held on September 7, 2023, at 3:00 p.m., Israel time (the “Meeting”).

Only shareholders of record who hold Ordinary Shares, nominal value NIS 5.00 each, or American Depositary Shares representing Ordinary Shares, of the Registrant at the close of business on July 31, 2023, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

This Report on Form 6-K is incorporated by reference into the Registrant’s registration statements on Form F-3 (File No. Nos. 333-255960, 333-233905, 333-251155, 333-252848, 333-251004 and 333-249184) and Form S-8 (File No. 333-214520, 333-248419 and 333-269436), filed with the Securities and Exchange Commission (“SEC”), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Notice of an Annual General Meeting of Shareholders to be held on September 7, 2023, at 3:00 p.m., Israel time.
99.2	Proxy Statement for the Annual General Meeting of Shareholders to be held on September 7, 2023, at 3:00 p.m., Israel time.
99.3	Proxy Card for the Annual General Meeting of Shareholders to be held on September 7, 2023, at 3:00 p.m., Israel time.
99.4	Voting Instruction Form for the Annual General Meeting of Shareholders to be held on September 7, 2023, at 3:00 p.m., Israel time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: July 24, 2023	By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer

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